Scott E. Bartel 633 West 5th Street, Suite 4000 Los Angeles, California 90071 Scott.Bartel@lewisbrisbois.com Direct: 213.358.6174

May 22, 2020

Ms. Sasha Parikh

Ms. Vanessa Robertson

Ms. Irene Paik

Mr. Jeffrey Gabor

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lantern Pharma Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 19, 2020
File No. 333-237714

Ladies and Gentleman:

On behalf of our client, Lantern Pharma Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of Securities and Exchange Commission (“SEC”) by letter dated May 21, 2020, (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on May 19, 2020 (the “Registration Statement”).

For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have restated in italicized type, followed by the Company’s response.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY

LOUISIANA ● MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK

NORTH CAROLINA ● OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WEST VIRGINIA

Securities and Exchange Commission

May 22, 2020

Amendment No. 2 to Form S-1 filed May 19, 2020

Dilution, page 62

1.	Please provide us your calculation of historical net tangible book value of approximately $(7,365,888). Please explain why your disclosure in this section states that that the stock split will be effective immediately prior to the closing of the offering. The disclosure in the subsequent events footnote states that the stock split is contingent upon the successful completion of the Company’s IPO and that the financial statements do not reflect the effects of this contingent action.

The following table reflects the calculation of historical net tangible book value of approximately $(7,365,888).

March 31, 2020
Actual

Capitalization
Preferred Stock	$140
Common Stock	$117
Additional Paid in Capital	$7,765,192
Accumulated Deficit	$(7,228,981)
Total Shareholders' equity	$536,468
Deferred Offering Costs	$(263,380)
Net Tangible Book Value (before Series A liquidation preference of $5.45 per share)	$273,088
Total Series A liquidation preference	$(7,638,976)
Net Tangible Book Value	$(7,365,888)

As the table above indicates, the Company had total shareholder equity of $536,468 as of March 31, 2020. Deferred offering costs of $266,380 was then subtracted to arrive at a net tangible book value of $273,088 before adjustment for the liquidation preference applicable to the Series A preferred stock of $7,638,976 which was then subtracted resulting in an historical net tangible book value of $(7,365,888).

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

Securities and Exchange Commission

May 22, 2020

The Company respectfully submits that disclosure in the Dilution section of the prospectus that the forward stock split will be effective immediately prior to the closing of the offering is not materially different from the subsequent event footnote that the stock split is contingent upon the successful completion of the Company’s IPO. Reference to “immediately prior to the closing” refers to the chronological order of the steps that will be taken “at the closing” which will mark the “successful completion of the Company’s IPO.” Furthermore, because the forward stock split is contingent upon a future event, the Company believes that disclosure of the contingency and that the financial statements do not reflect the effects of the stock split is materially correct. From a disclosure perspective, the Company believes that its disclosures in the prospectus are materially adequate and that additional disclosure in a pre-effective amendment should not be required.

Please contact me at (213) 358-6174 or my partner Daniel B. Eng at (415) 262-8508 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

LEWIS BRISBOIS BISGAARD & SMITH llp

/s/ Scott E. Bartel
Scott E. Bartel
Partner

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com